UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Partner Jet Corp. (Name of Subject Company)

N/A (Translation of Subject Company's Name into English (if applicable))

Ontario (Jurisdiction of Subject Company's Incorporation or Organization)

Jingchen Fan
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

701905
(CUSIP Number of Class of Securities (if applicable))

C/O Volatus Aerospace USA Corp
1201 Orange Street, Suite 601
Wilmington, Delaware 19801
302-575-0877

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

November 16, 2021
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Partner Jet Corp. and are required to be disseminated to U.S. security holders or published in the United States:

  Notice of Special Meeting of Shareholders of Partner Jet Corp., dated November 14, 2021 and (the "Information Circular"), a copy of which is furnished as Exhibit 99.1 to this Form CB; and
  Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be "furnished" and shall not be deemed to be "filed" with the United States Securities Exchange Commission.

(b) Not applicable

Item 2. Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading "Information for Shareholders in the United States" on page 12 of the Information Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Partner Jet Corp. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Partner Jet Corp. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 16, 2021.

Partner Jet Corp.

By:	/s/ Jingchen Fan
Name: Jingchen Fan Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Special Meeting of Shareholders of Partner Jet Corp., dated November 14, 2021
99.2	Letter of Transmittal